Exhibit 99.1

Itaú Unibanco Holdings S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

Announcement to the Market

Trading of Own Shares by Treasury

January 2021

We would like to inform the capital market agents that in January 2021:

1. Itaú Unibanco did not purchase its own shares for treasury stock;

2. Itaú Unibanco sold 412,146 preferred shares, mainly under its Long-Term Incentive programs.

Historical information regarding purchase of own treasury stock is available on the company’s Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, February 08, 2021

RENATO LULIA JACOB

Head of Investor Relations and Market Intelligence